MAYFAIR GOLD ENTERS INTO C$310 MILLION ENGAGEMENT LETTER AND NON-BINDING PROJECT FINANCING AND EQUITY INVESTMENT TERM SHEET WITH MACQUARIE FOR FENN-GIB

Toronto, ON – Oct 1, 2026 – Mayfair Gold Corp. (“Mayfair” or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce that it has entered into a subscription agreement in connection with a strategic equity investment of C$10 million and an engagement letter and non-binding term sheet with Macquarie Bank Limited (“Macquarie”) for a proposed C$300 million project finance facility (the “Facility”), for a total proposed financing package of up to C$310 million. The financing would support development of Mayfair’s 100%-owned Fenn-Gib Gold Project (“Fenn-Gib” or the “Project”) in the Timmins region of Northern Ontario.

Highlights

•Equity investment – Macquarie has entered into a subscription agreement for C$10 million of Mayfair common shares, priced at $C4.26, representing a 10% premium to the 5-day VWAP, aligning a leading global resources bank with Mayfair’s shareholders.

•Project finance facility - non-binding engagement letter to arrange a C$300 million project finance facility (inclusive of up to C$20 million capitalized interest) which, if completed on the terms contemplated, would fund the majority of the C$450 million initial development capital estimated in the 2026 Pre-Feasibility Study.

•Early draw feature – the proposed Facility includes a C$25 million early drawdown tranche expected to be available on closing, which would provide financial flexibility to fund early works, long-lead equipment purchases and detailed engineering ahead of full construction drawdowns.

•Interest rate – Adjusted Term Canadian Overnight Repo Rate Average “CORRA” plus 4.75% per annum, stepping down to Adjusted Term CORRA plus 4.25% per annum following project completion, with up to C$20 million of interest capitalizable during construction.

•Repayment terms aligned with the mine plan – quarterly repayments would commence six months after the start of commercial production, with full repayment no later than 72 months after initial drawdown of the Facility following the early drawdown tranche.

•Gold offtake – the financing package includes an offtake right in favour of Macquarie over the first 50,000 ounces of gold produced each year, to a maximum of 300,000 ounces, priced at a published reference price less US$50 per ounce, with 50% of such gold offtake vesting concurrently with signing of the engagement letter and closing of Macquarie’s equity investment and the remaining 50% of such gold offtake vesting on closing of the Facility.

Under the non-binding term sheet, Macquarie would act as Mandated Lead Arranger, Agent and Sole Underwriter of the Facility, which would be structured as a project finance facility. The proceeds would be used to partially fund the development, construction, commissioning and start-up of Fenn-Gib, together with associated working capital and project costs. The Facility would be secured by first-ranking security over the Project. Macquarie may, in consultation with Mayfair, arrange participation by additional lenders or risk participants in respect of a minimum of 30% of the Facility amount.

Kevin Annett, Mayfair’s Chief Financial Officer, stated: “Entering into this engagement letter and financing term sheet represents an important milestone for Mayfair as we advance Fenn-Gib toward development. We are pleased to partner with Macquarie, a highly respected global financial institution with deep mining sector experience. The proposed financing provides a strong foundation for our broader project funding strategy while allowing us to maintain a disciplined approach to capital allocation and project execution. We believe Macquarie will be an excellent long-term partner as we advance Fenn-Gib and continue to grow the Company.”

Mike Burns, Head of Mining Finance – Americas in Macquarie’s Commodities and Global Markets business, added: “Fenn-Gib stands out as a Canadian gold project with the potential to become a significant new producer. Mayfair has taken a disciplined approach to advancing and de-risking the project, and we are pleased to bring Macquarie’s global mining and project finance experience to support the next stage of its development. As a shareholder and through our engagement on the senior debt financing, we look forward to working with the Mayfair team as it advances Fenn-Gib towards construction and production.”

The term sheet is non-binding. The proposed Facility and related transactions remain subject to completion of due diligence, including review by an independent engineer, negotiation and execution of definitive documentation, and satisfaction of conditions precedent customary for a financing of this nature.

The C$10 million strategic equity investment will be priced at C$4.26, representing a 10 percent (10%) premium to the 5-day volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange on and including September 30, 2026, subject to Exchange approvals.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100%-owned Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3-million-ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”)1 is to develop the Project under the provincial permitting process, targeting the higher-grade 1-million-ounce probable mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit.  The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow2 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The Company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the expected strategy to develop the project under the provincial permitting process, targeting the higher-grade 1-million-ounce mineral reserve, building and operating the Fenn-Gib Project, any anticipated permitting timelines, the

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

completion of the proposed financing with Macquarie on the terms described in this news release or at all, the availability, size, structure, pricing, drawdown and repayment of the project finance facility and the early draw tranche, the completion of the proposed equity investment and gold offtake, the sufficiency of the financing package relative to estimated development capital, and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
2770 Plymouth Dr – Suite 101

Oakville, ON L6H 6Y4 Canada
+1 (855) 350-5600
info@mayfairgold.ca